UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Capital Trust, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

14052H506
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25212W100
1	NAME OF REPORTING PERSON Mittleman Brothers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA
	5	SOLE VOTING POWER 1,913,448
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 1,913,448
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,448
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (1)
12	TYPE OF REPORTING PERSON HC, CO

(1)
Based upon 29,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as disclosed in a Form 10-Q that was filed on November 14, 2012 by the Issuer with the Securities and Exchange Commission, plus 5,000,000 shares of Class A Common Stock that were issued on December 19, 2012, as disclosed in a Form 8-K that was filed on December 21, 2012 by the Issuer with the Securities and Exchange Commission.

CUSIP No. 25212W100
1	NAME OF REPORTING PERSON Master Control LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
	5	SOLE VOTING POWER 1,913,448
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 1,913,448
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,448
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (1)
12	TYPE OF REPORTING PERSON HC, CO

(1)
Based upon 29,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as disclosed in a Form 10-Q that was filed on November 14, 2012 by the Issuer with the Securities and Exchange Commission, plus 5,000,000 shares of Class A Common Stock that were issued on December 19, 2012, as disclosed in a Form 8-K that was filed on December 21, 2012 by the Issuer with the Securities and Exchange Commission.

CUSIP No. 25212W100
1	NAME OF REPORTING PERSON Mittleman Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA
	5	SOLE VOTING POWER 1,913,448
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 1,913,448
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,448
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (1)
12	TYPE OF REPORTING PERSON HC, CO

(1)
Based upon 29,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as disclosed in a Form 10-Q that was filed on November 14, 2012 by the Issuer with the Securities and Exchange Commission, plus 5,000,000 shares of Class A Common Stock that were issued on December 19, 2012, as disclosed in a Form 8-K that was filed on December 21, 2012 by the Issuer with the Securities and Exchange Commission.

CUSIP No. 25212W100
1	NAME OF REPORTING PERSON Christopher P. Mittleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA
	5	SOLE VOTING POWER 1,913,448
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 1,913,448
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,448
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (1)
12	TYPE OF REPORTING PERSON HC, IN

(1)
Based upon 29,205,573 shares of Class A Common Stock outstanding as of November 9, 2012, as disclosed in a Form 10-Q that was filed on November 14, 2012 by the Issuer with the Securities and Exchange Commission, plus 5,000,000 shares of Class A Common Stock that were issued on December 19, 2012, as disclosed in a Form 8-K that was filed on December 21, 2012 by the Issuer with the Securities and Exchange Commission.

ITEM 1 (a): Name of Issuer:

Capital Trust, Inc. (the “Issuer”)

ITEM 1(b): Address of Issuer’s Principal Executive Offices:

410 Park Avenue, 14th Floor, New York, NY 10022

ITEM 2 (a): Name of Person Filing:

This statement is jointly filed by and on behalf of each of Mittleman Brothers, LLC (“Mittleman Brothers”), Master Control LLC (“Master”), Mittleman Investment Management LLC, an SEC registered investment advisory firm (“MIM”), and Christopher P. Mittleman. MIM serves as an investment adviser and/or manager to other persons. MIM may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of other persons. Mittleman Brothers is the sole member of Master. Master is the sole member of MIM. Mittleman Brothers and Master may be deemed to beneficially own securities beneficially owned by MIM. Mr. Mittleman is the chief investment officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM.

Each of the reporting persons declare that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

ITEM 2(b): Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 188 Birch Hill Road, Locust Valley, New York 11560.

ITEM 2(c): Citizenship:

See Item 4 on the cover page(s) hereto.

ITEM 2(d): Title of Class of Securities:

Class A Common Stock (the “Common Stock”)

ITEM 2(e): CUSIP Number:

25212W100

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

ITEM 4: Ownership.

(a) Amount Beneficially Owned: See Item 9 on the cover page(s) hereto.

(b) Percent of Class: See Item 11 on the cover page(s) hereto.

(c) Number of Shares of which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

ITEM 5: Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6: Ownership of More than Five Percent on Behalf of Another Person:

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired theSecurity Being Reported on By the Parent Holding Company:

No subsidiary or affiliate of the Reporting Persons directly holds more than one percent of the Common Stock.

ITEM 8: Identification and Classification of Members of the Group:

Not applicable.

ITEM 9: Notice of Dissolution of a Group:

Not applicable.

ITEM 10: Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	MITTLEMAN BROTHERS, LLC
	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Partner

MASTER CONTROL LLC

	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Authorized Signatory

MITTLEMAN INVESTMENT MANAGEMENT LLC

	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Chief Investment Officer

CHRISTOPHER P. MITTLEMAN

/s/ Christopher P. Mittleman

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith)